

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Marco Bastidas
Chief Executive and Financial Officer
Western Ridge Minerals, Inc.
#404, 10153 – 117th Street
Edmonton, Alberta, Canada

> **Re:** **Western Ridge Minerals, Inc.**
> **Item 4.01 Form 8-K/A Filed September 10, 2009**
> **File No. 333-150692**
> **Response Letter Dated September 11, 2009**

Dear Mr. Bastidas:

We have completed our review of your filing and response letter and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief